ALPS SERIES TRUST

1290 Broadway
Suite 1100
Denver, Colorado 80203

May 24, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 811-22747 and 333-183945

Post-Effective Amendment No. 66 under the Securities Act of 1933, as amended and Amendment No. 68 under the Investment Company Act of 1940, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, ALPS Series Trust, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”), which is being filed under Rule 485(a) with respect to the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund (the “Funds”) and which replaces the Registrant’s prior filing under Rule 485(a) filed on March 24, 2018, be accelerated to June 25, 2018, at 12:00 p.m. (Eastern time), or as soon thereafter as practicable.

Very truly yours,

ALPS SERIES TRUST

/s/ Jeremy O. May

By: Jeremy O. May

Title: President

ALPS DISTRIBUTORS, INC.

/s/ Steve Price

By: Steve B. Price

Title: Senior Vice President